GASTAR EXPLORATION INC.

1331 Lamar Street, Suite 650

Houston, Texas 77010

Phone: (713) 739-1800 • Fax: (713) 739-0458

May 30, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3
(File No. 333-217168) (the “Registration Statement”) of Gastar Exploration Inc.
(the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above captioned Registration Statement be accelerated so that the Registration Statement will become effective on June 2, 2017, at 9:00 a.m., New York Time, or as soon thereafter as practicable. As requested by the staff of the Securities and Exchange Commission (the “Commission”), the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at 713-739-1800 or James M. Prince of Vinson & Elkins L.L.P. at 713-758-3710.

(Signature Page Follows)

Very truly yours,

/s/ Michael A. Gerlich
Michael A. Gerlich
Senior Vice President, Chief Financial Officer and Corporate Secretary